Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Dear [Salutation Name],

We live in a time where elected officials don’t always agree on a lot. One thing many of them do agree on, however, is that the merger of American Airlines and US Airways is a winning combination for consumers, employees, and communities.

Since our historic merger announcement, the leadership teams of both American Airlines and US Airways have been meeting with our respective stakeholders to discuss the compelling benefits of the combination. We are pleased to have such a broad range of enthusiastic support for the merger from elected officials and leading civic organizations, who are weighing in with their representatives in Washington on why they think this merger makes such great sense. For example, the Senate Judiciary Subcommittee on Antitrust, Competition Policy and Consumer Rights has received over 85 letters and statements from elected officials, community leaders and organizations in 13 states echoing the broad support for the merger.

Below is a selection of quotes from some of these letters, reflecting the breadth and diversity of support for the merger. A full list of the statements of support is available on the joint website: www.newAmericanarriving.com.

•

Governor Rick Perry – Texas: “No matter which way you look at it, this is the right move for Texas and for our nation. In terms of cost and convenience, consumers will benefit from the addition of a more competitive international carrier to the market. And improvements in service will not come at the expense of airline employees. The unions for both airlines support this merger because they understand the importance of working for an efficient, robust company positioned for sustained success.” (March 19, 2013)

•

Mayor Greg Stanton and Mayor Mark Mitchell – Phoenix, AZ and Tempe, AZ: “Having a primary western regional hub of the world’s largest airline and the jobs that go along with that hub will grow our Valley economy, and give Phoenix and Tempe increased access to business opportunities and tourists worldwide… We are pleased to be in such a position to work with the new merged airline to retain and expand those US Airways jobs currently in our region.” (March 15, 2013)

•

Governor Mary Fallin – Oklahoma: “I am encouraged to learn that labor unions, throughout the ranks of both organizations, have endorsed this merger, believing it will result in a stronger, more stable company and increase employment opportunities for years to come for their members... This merger is a smart business move that will reward consumers, the nation’s economy, and the state of Oklahoma for years to come.” (March 6, 2013)

•

Mayor Anthony Foxx – Charlotte, NC: “By finalizing this merger, US Airways and American Airlines will generate many new job opportunities for local families and create additional economic activity to fuel our region. Just as important, the merger would strengthen the 7,100 company employees that will act as the foundation of Charlotte’s international gateway. This is evidenced by the impressive level of union support for the merger.” (March 15, 2013)

•

Mayor Antonio Villaraigosa – Los Angeles, CA: “Los Angeles and the airline industry both benefit enormously from being a major point of entry for domestic and international visitors alike. The American/US Airways merger will provide the region with a stronger, more stable base of service while strengthening competition amongst carriers.” (March 18, 2013)

•

Mayor Betsy Price – Fort Worth, TX: “The new American Airlines will create a stronger, more competitive airline that benefits consumers, employees and our local communities. Through the joining of these two iconic brands, American Airlines and US Airways, there will emerge a highly competitive global carrier that will provide up to 1,300 new routes.” (March 14, 2013)

•

Greater Miami Convention and Visitors Bureau – Florida: “For the past several years we have experienced record growth in travel and tourism to Miami due in large part to AA’s expansion and commitment to our community. They are more than just an airline... they have been a true corporate and civic partner... We expect that growth to continue which will result in increased economic and job growth in hospitality, the top industry in Greater Miami.” (March 15, 2013)

•

Illinois Manufacturer’s Association – Illinois: “We believe the proposed merger would strengthen American’s position at the [O’Hare] airport. The newly combined airline system will offer over 6,700 daily flights to 336 destinations in 56 countries around the world which will expand the network of flights and offer increased service to new cities from Chicago.” (March 15, 2013)

•

Philadelphia Chamber of Commerce – Philadelphia, PA: “PHL is the Greater Philadelphia region’s economic engine, and its long-term viability is essential to our ability to continue growing in the future. By satisfying Philadelphia’s longstanding desire for more international travel opportunities, this merger would offer an unprecedented chance for the region to play a greater role in the global marketplace.” (March 15, 2013)

As always, we are committed to keeping you informed throughout this process as we work to build the world’s greatest airline.

Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above.

American Airlines	US Airways
4333 Amon Carter Boulevard | Fort Worth, TX 76155	111 W. Rio Salado Parkway | Tempe, AZ 85281

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Unsubscribe | Update Your Info | View Email in Browser

Local Support for the New American

Statements from Elected Officials, Community Leaders and Organizations

Senate Judiciary Subcommittee on Antitrust, Competition Policy, and Consumer Rights: March 19, 2013

State	City	Organization/Individual/Elected Official
AZ	Phoenix/Tempe	Mayor Greg Stanton (PHO) and Mark Mitchell (TP)
AZ		Greater Phoenix Economic Council
AZ		Greater Phoenix Chamber of Commerce
AZ		Governor Jan Brewer
CA	Los Angeles	Mayor Antonio Villaraigosa
CA		Los Angeles County Economic Development Corporation
CA		Los Angeles Chamber of Commerce
FL	Miami/Dade	Miami Dade County Mayor Carlos Gimenez
FL		Greater Miami Convention and Visitors’ Bureau
FL		Florida State Chamber
IA	Cedar Rapids	Mayor Ron Corbett
IA	Dubuque	Mayor Roy Buol
IA	Sioux City	Mayor Robert Scott
IA	Waterloo	Mayor Buck Clark
IA		Dubuque Regional Airport
IA		Waterloo Regional Airport
IA		Eastern Iowa Airport
IA		Sioux City Gateway Airport
IA		Des Moines International Airport
IL	Rosemont	Mayor Brad Stephens
IL		Lester Crown (Henry Crown and Company)
IL		Chicagoland Chamber
IL		Illinois Manufacturer’s Association
MN		Dakota County Regional Chamber of Commerce
MN		Anoka County Commissioner Scott Schulte
NC	Charlotte	Mayor Anthony Foxx
NC		Governor Pat McCrory
NC		Charlotte Chamber of Commerce
NC		Charlotte Regional Partnership
NC		Secretary of Commerce Sharon Decker
NY		Association for Better New York
NY		Partnership for New York City
NY		New York Building Congress
OK	Tulsa	Mayor Dewey Bartlett
OK		Governor Mary Fallin
OK		State Senator Brian Bingaman (Senate President)
OK		Oklahoma State Chamber
OK		Tulsa Chamber of Commerce

OK		House Speaker T.W. Shannon
PA	Philadelphia	Philadelphia City Council President Darrell Clarke
PA	Philadelphia	Mayor Michael Nutter
PA		Pennsylvania State Chamber of Commerce
PA		Philadelphia Chamber of Commerce
TX	Abilene	Mayor Norm Archibald
TX	Austin	Mayor Lee Leffingwell
TX	Beaumont	Jack Brooks Regional Airport
TX	Brownsville	Mayor Tony Martinez
TX	College Station	Mayor Nancy Berry
TX	Corpus Christi	Mayor Nelda Martinez
TX	Dallas	Mayor Mike Rawlings
TX	Fort Worth	Mayor Betsy Price
TX	Killeen	Mayor Daniel Corbin
TX	Laguna Vista	Mayor Susie Houston
TX	Laredo	Mayor Raul Salinas
TX	McAllen	McAllen Mayor Richard Cortez
TX	Midland	Mayor West Perry
TX	Port Isabel	Mayor Joe Vega
TX	San Antonio	Mayor Julian Castro
TX	South Padre Island	Mayor Robert Pinkerton
TX	Tyler	Mayor Barbara Bass
TX	Waco	Mayor Malcolm Duncan, Jr.
TX	Wichita Falls	Mayor Glenn Barham
TX		Gregg County Judge Bill Stoudt
TX		Fort Worth Chamber of Commerce
TX		North Texas Commission President Mabrie Jackson
TX		Corpus Christi International Airport
TX		Austin Bergstrom International Airport
TX		Joint Letter: Texarkana TX/AR Mayors and Airport Authority
TX		Lubbock Preston Smith International Airport
TX		Rio Grande Valley Partnership
TX		Greater Dallas Chamber of Commerce
TX		Laredo International Airport
TX		Cameron County Judge Carlos Cascos
TX		South Padre Island Chamber of Commerce
TX		San Angelo Regional Airport
TX		Houston Executive Airport
TX		Midland International Airport
TX		East Texas Regional Airport
TX		McAllen International Airport
TX		Lieutenant Governor David Dewhurst

TX	Governor Rick Perry
TX	Texas State House Speaker Joe Straus
UT	David Kirkham, Kirkham Motor Sports
UT	Mike Zuhl, Salt Lake Airport Authority Board Mmbr
UT	Randy Horiuchi, Salt Lake County Council
UT	David Cindrich, Cindrich Boards
UT	Patty Rich, AFSCME Local President
WV	Central WV Airport Authority
WV	Kanawha County Commission

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.